SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
August 1, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:     Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI DIRECTORATE

DIRECTORATE CHANGES
The following changes have taken place to the board of AngloGold Ashanti Limited:
Name
Nature of Change
Mr J G Best (Executive director : finance) Resigned as a director effective 31 July 2005
Mr A W Lea (Non-executive director) Resigned as a director effective 31 July 2005
Mr S Venkatakrishnan (Executive director : finance) Appointed as a director effective 1 August 2005
Mr R Médori (Non-executive director) Appointed as a director effective 1 August 2005
Dr S E Jonah (President)
Relinquished his appointment as an executive
director but retains his position on the board of
directors in the capacity as a non-executive
director and President of the company,
effective 1 August 2005
Taking account of the above the board of directors should read as follows:
Directors
Alternate
Directors
Mr R P Edey (Chairman)            (British)
Dr T J Motlatsi (Deputy Chairman)
Mr R M Godsell (Chief Executive Officer)
Dr S E Jonah, KBE (President)       (Ghanaian)
Mr F B Arisman (American)
Mr S Venkatakrishnan (British)
Mrs E le R Bradley
Mr C B Brayshaw
Mr R Carvalho Silva (Brazilian)
Mr R Médori (French) Mr P.G. Whitcutt
Mr W A Nairn Mr A.H. Calver (British)
Mr N F Nicolau
Mr S R Thompson (British)
Mr A J Trahar
Mr K H Williams
Mr P L Zim Mr D.D. Barber
1 August 2005
JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 1, 2005
By: /s/ C R BULL
_
Name: C R Bull
Title:    Company Secretary